Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 480 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Canada: First phase of the Surmont heavy oil sands project
officially launched

Paris, December 15, 2003 — Total announces the company’s approval for the launching of the first phase of the Surmont oil sands project in Athabasca, 60 kilometers southeast of Fort McMurray, Alberta, Canada. The first phase of production will start in 2006 and reach 27,000 barrels per day of bitumen. It represents an important milestone in the development of the totality of Surmont reserves.

The Surmont oil sands project uses Steam Assisted Gravity Drainage (SAGD), a method that involves the injection of steam deep into the oil sands. The steam melts the bitumen, which is then recovered in its semi-liquid state and pumped to the surface for further processing.

“With the approval of this project, Total is also marking its commitment to developing and adding the Surmont oil sands to its very significant reserves of heavy oil,” affirms Christophe de Margerie Total’s president of Exploration and Production. “Once more Total is demonstrating how improvements in technology coupled with the hard work of our employees and partners are making it possible to develop resources set in difficult physical environments.”

Total holds a 43.5% stake in the Surmont permit in partnership with ConocoPhillips, operator with 43.5%, and Devon 13%.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com